

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

NO ACT



RECD S.E.C.
SEP 04 2007
1086

September 4, 2007

P.E. 8-13-07

Kenneth V. Hallett
Quarles & Brady LLP
411 East Wisconsin Avenue
Milwaukee, WI 53202-4497

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	9/4/2007

Re: Plexus Corp.
Incoming letter dated August 13, 2007

Dear Mr. Hallett:

This is in response to your letter dated August 13, 2007 concerning the shareholder proposal submitted to Plexus by Robert and Lynne Malinoski. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert and Lynne Malinoski
741 Fieldcrest Dr.
Neenah, WI 54956

PROCESSED
SEP 05 2007
THOMSON
FINANCIAL



411 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-4497
Tel 414.277.5000
Fax 414.271.3552
www.quarles.com

Attorneys at Law in:
Phoenix and Tucson, Arizona
Naples, Florida
Chicago, Illinois
Milwaukee and Madison, Wisconsin

Writer's Direct Dial: 414.277.5345
Writer's Fax: 414.978.8945
E-Mail: kvh@quarles.com

August 13, 2007

VIA OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

RE: Plexus Corp.
Commission File No. 000-14824
Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, Plexus Corp., a Wisconsin corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2008 Annual Meeting of Shareholders (the "Proxy Materials") the proposal (the "Proposal") it received from Robert and Lynne Malinoski (the "Proponent"). The text of the resolution set forth in the Proposal is as follows:

> "Resolve, the shareholders of Plexus Company [*sic*] hereby request that the Board of Directors in developing commensurations [*sic*] discontinue use of stock options for all employees and associates of Plexus."

The Company does not intend to include the Proposal in its Proxy Materials because, pursuant to clauses (i)(7) and (i)(9) of Rule 14a-8 under the Exchange Act, the Proposal deals with matters relating to the Company's ordinary business operations and conflicts with one of the Company's proposals that it intends to submit to shareholders.

Proponent's Proposal is *nearly identical* to a proposal that Proponent submitted in 2004 (the "2004 Proposal") and that the Division permitted the Company to exclude from its 2005 proxy materials. See Plexus Corp. (November 4, 2004). Enclosed for your convenience are copies of our communications with the Division relating to the 2004 Proposal.

Pursuant to Rule 14a-8(j) under the Exchange Act, we are enclosing six copies of each of the following: (i) this letter and (ii) the Proposal (Exhibit A). By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

I. The Proposal relates to the Company's ordinary business operations and, therefore, may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits exclusion of shareholder proposals dealing with matters relating to the conduct of a company's "ordinary business operations." The Staff has defined this exclusion to include proposals relating to "general compensation issues." In addition to the Plexus Corp. letter cited above, see Pfizer Inc. (January 29, 2007) (permitting the exclusion under Rule 148(i)(7) of a proposal forbidding the issuance of new stock options to all employees); Amazon.com, Inc. (March 7, 2005) (permitting the exclusion under Rule 14-8(i)(7) of proposals requesting that the board adopt and disclose a new policy on equity compensation and cancel a certain equity compensation plan potentially affecting all employees); Woodward Governor Co. (September 29, 2004) (permitting the exclusion under Rule 14-8(i)(7) of a proposal requesting the discontinuation of all stock option grants); Lucent Technologies Inc. (November 6, 2001) (permitting the exclusion under Rule 14-8(i)(7) of a proposal seeking to decrease the remuneration of all officers and directors). The Staff has distinguished between shareholder proposals relating to senior executive officer compensation issues, which are not excludable from proxy material under Rule 14a-8(i)(7), and proposals relating to a broader group of officers and employees, which are excludable. See Ascential Software Corporation (April 4, 2003) (allowing the omission of a proposal under Rule 14a-8(i)(7) that addressed compensation policies and practices that extended beyond senior executive compensation); Minnesota Mining and Manufacturing Company (March 4, 1999) (proposal to limit the yearly percentage compensation increase of the "top 40 executives" excludable under Rule 14a-8(i)(7) as relating to ordinary business matters); Xerox Corporation (March 25, 1993) (referring to senior executive officer compensation as an includable matter).

Additionally, in Division of Corporation Finance: Staff Legal Bulletin No. 14A – Shareholder Proposals (July 12, 2002) ("SLB 14A") regarding shareholder proposals relating to shareholder approval of equity compensation plans, the Staff has stated that it will allow companies to rely on Rule 14a-8(i)(7) to exclude a proposal if the proposal, without focusing on any potential dilution, relates to equity compensation plans that may be used to compensate all employees, including senior executive officers and directors. The current Proposal does not focus on dilution, but instead focuses on general compensation and, therefore, falls within the pronouncement of SLB 14A as an excludable proposal pursuant to Rule 14a-8(i)(7).

Consistent with the Staff's precedent, the Proposal may be excluded from the Proxy Materials because it targets broader compensation policies and practices than those relating only to senior executive officers. The Proposal seeks to prohibit future stock option grants to all employees and associates. Because the Proposal clearly seeks to affect the granting of stock options to employees beyond those classified as senior executive officers, it may be excluded pursuant to Rule 14a-8(i)(7), and recent precedent, as related to the Company's ordinary business operations.

Additionally, the Staff has a long-standing policy of not permitting proponents to revise overly-broad shareholder proposals once it becomes apparent that they would be excludable under Rule 14a-8(i)(7) because they address "ordinary business operations." This policy was reaffirmed in Section E.5 of Staff Legal Bulletin No. 14 where the Staff stated that proposals excludable under Rule 14a-8(i)(7) may only be revised "[i]f it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation..." Division of Corporation Finance: Staff Legal Bulletin No. 14 – Shareholder Proposals (July 13, 2001). Here, it is clear that the specific mandates of the Proposal focus on general employee compensation.

II. The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(9) because it directly conflicts with a proposal that the Company intends to submit to shareholders at the same meeting.

The Proposal provides "that the Board of Directors in developing commensurations [*sic*] discontinue use of stock options for all employees and associates of Plexus." At the 2008 Annual Meeting of Shareholders, the Company intends to submit a proposal to the shareholders to approve a new stock incentive plan (the "New Plan"). The New Plan, which is expected to be a relatively standard stock incentive plan, will provide for the granting of incentive stock options, non-incentive stock options, stock appreciation rights, and restricted stock awards, among other awards. The New Plan will specifically permit the granting of stock options to officers and directors, as well as to employees in general. Rule 14a-8(i)(9) provides that a company may exclude a shareholder proposal if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting."

The rationale for exclusion under Rule 14a-8(i)(9) is that if a shareholder proposal is counter to a proposal to be submitted to shareholders by management, a favorable vote on both the proponent's and management's proposals would result in inconsistent and inconclusive mandates from the security holders. In the event of such a vote, it would not be possible to determine which, if either, proposal could be implemented.

There are numerous precedents under Rule 14a-8(i)(9) and its predecessor for the exclusion of a shareholder proposal seeking to prohibit or restrict the granting of stock options when management proposes to present a stock option plan to shareholders for their approval. See, e.g., Abercrombie & Fitch Co. (May 2, 2005) (shareholder proposal requiring that stock option grants be performance-based was excludable because it conflicted with a company proposal to adopt a new equity based compensation plan that provided for time-based stock options); Goodrich Corporation (January 27, 2004) (shareholder proposal requesting that the compensation committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options was excludable because it conflicted with company proposal to increase the securities available for issuance under its stock option plan); AOL Time Warner, Inc. (March 3, 2003) (shareholder proposal that the Board of Directors adopt a policy prohibiting future stock option grants to senior executives was excludable because it conflicted with a stock option plan that AOL expected to include in its proxy materials that permitted the granting of stock options to all employees, including senior executives); Baxter International Inc. (January 6, 2003) (shareholder proposal to prohibit future stock option grants to senior executives conflicted with company proposal to implement incentive compensation plan providing for stock option grants to, among others, senior executives); (Croghan Bancshares, Inc. (March 13, 2002) (shareholder proposal requiring that directors be excluded from participation in the company's stock options and incentive plans excludable because it conflicted with a company proposal to adopt a new stock option plan that allowed grants to directors and gave committee broad discretion in selecting participants); First Niagara Financial Group, Inc. (March 7, 2002) (shareholder proposal requesting that officers and directors consider replacing stock option grants with cash bonuses excludable because it conflicted with a company proposal to adopt a new stock option plan that allowed grants to officers and directors); Osteotech, Inc. (April 24, 2001) (shareholder proposal requesting discontinuance of stock option grants to executive officers and directors excludable because it conflicted with company proposal to adopt a new option plan that granted broad discretion to committee to determine the identity of recipients of stock option awards); Phillips-Van Heusen Corporation (April 21, 2000) (shareholder proposal that officers and directors consider the discontinuance of all stock options and other awards for top management excludable because it conflicted with company proposal to adopt certain bonus, incentive and stock option plans); Mattel, Inc. (March 4, 1999) (shareholder proposal that the directors consider the discontinuance of all bonus, stock options and other awards for top management excludable because the proposal conflicted with company proposal to adopt a long-term incentive plan for payment of bonuses to members of management); Eastman Kodak Company (February 1, 1999) (shareholder proposal that officers and directors consider the discontinuance of all stock options and other awards for top management excludable because the proposal conflicted with a company proposal to adopt certain bonus, incentive and stock option plans); Rubbermaid Incorporated (January 16, 1997) (shareholder proposal requiring that all future stock options be granted at market price indexed for inflation excludable because it conflicted with company proposal to adopt amend stock option plan that did not provide, for inflation adjustments).

The Proposal, which requests that the Board of Directors discontinue the use of stock options, directly conflicts with the New Plan that management intends to submit for a vote of the shareholders at the 2008 Annual Meeting of Shareholders. An affirmative vote on both the Proposal and the New Plan would lead to an inconsistent and ambiguous mandate from the

Company's shareholders. Accordingly, we believe that the Proposal may be omitted from the Company's Proxy Statement pursuant to Rule 14a-8(i)(9).

* * * * *

For all the reasons set forth above, we respectfully submit that the exclusion of the entire Proposal from the Proxy Materials is proper under clauses (i)(7) and (i)(9) of Rule 14a-8.

For the foregoing reasons, the Company also respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. We would respectfully request the opportunity to discuss the requests contained in this letter with you further prior to the issuance of a response if the Staff believes that it will not be able to grant the relief requested herein. If you have any questions, require further information or wish to discuss this matter, please call the undersigned at (414) 277-5345 or Ryan P. Morrison at (414) 277-5401 or Ryan S. Lovitz (414) 277-5235, both of this office.

Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Very truly yours,

QUARLES & BRADY LLP



Kenneth V. Hallett

Enclosure

cc: Mr. Angelo M. Ninivaggi
Vice President, General Counsel,
and Secretary
Plexus Corp.
55 Jewelers Park Drive
Neenah, WI 54957

(w/encs. – Via Overnight Delivery)
Robert and Lynne Malinoski
741 Fieldcrest Drive
Neenah, WI 54956

Ryan P. Morrison, Esq.
Ryan S. Lovitz, Esq.

Exhibit A

May 5,2007

Mr. Joseph P. Kaufman,

The winds of change are being felt throughout the country and the SEC. In closed is our proposal for the next Annual Meeting (2008). The proposal is quite simple and close to the 2004 proposal we submitted. I say this to inform you that copies of all the materials you have may be sent to our legislators and stockholders of Plexus. It's the age of rapid communication.

Thank you in advance,



Robert S. Malinoski
741Fieldcrest Dr.
Neenah, WI 54956
920-725-0103

May 5, 2007

Robert S. Malinoski and Lynne Malinoski 741 Fieldcrest Dr. Neenah, WI 54956 who own 500 shares of Plexus stock proposes the following and has furnished the following statement in support of their proposal:

Proposal

Resolve, the shareholders of Plexus Company hereby request that the Board of Directors in developing commensurations discontinue use of stock options for all employees and associates of Plexus.

As a long-term shareholders we support executive compensation and executive compensation based on value creation goals both short and long term. The compensation should be competive with other industries and have clearly defined performance criteria and challenging performance benchmarks. The Board of Directors has the responsibility to reward excellence in executive compensation to hire and retain quality people.

Statement of support

1. We do NOT fully understand the benefits and accounting of the use of stock options.
2. "New accounting rules aren't usually something people get too excited about. That is about to change…" From the Appleton Post Crescent April 26, 2004
3. "The committee believes that it is unlikely that compensation of any executive officer, including the CEO, will exceed $1 million in any fiscal year unless it is the consequence of the exercise of stock options". Page 12 of Plexus's 2003 Annual Report.

4. Warren Buffett wrote in a New York Times Op-Ed piece on July 24,2002:

a. There is a crisis of confidence today about corporate earnings reports and credibility of chief executives. And it is justified.

b. For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom-Examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reporting earnings.

c. Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a change against their earnings.

d. When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

e. Without blushing, almost all CEOs have told their shareholders that options are cost –free.

5. There currently is legislation under consideration in the U.S. Congress that requires shareholders' approval of executive packages.

6. A Mr. Robert Morsse, 212 Highland Avenue, Moorestown, NJ 08057 has an approved proposal in this year's (2007) Exxon Mobil Proxy Statement (page 53) that starts off " I propose that the remuneration to any of the top five persons named in management be limited to $500,000.00 per year, plus any nominal perks...."

7. Lastly there has been enough press lately on the "back dating of options" and the problems of abuse that can occur.

We urge your support for this proposal.

Sincerely,



Robert S. Malinoski & Lynne M. Malinoski
741 Fieldcrest Dr.
Neenah, WI. 54956

2004 Proposal

PR



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

November 4, 2004

Kenneth V. Hallett
Quarles & Brady LLP
411 East Wisconsin Avenue
Milwaukee, WI 53202-4497

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 11-4-2004

Re: Plexus Corp.
Incoming letter dated October 4, 2004

Dear Mr. Hallett:

This is in response to your letter dated October 4, 2004 concerning the shareholder proposal submitted to Plexus by Robert and Lynne Malinoski. We also have received a letter from the proponents dated October 12, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert and Lynne Malinoski
741 Fieldcrest Dr.
Neenah, WI 54956

November 4, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Plexus Corp.
Incoming letter dated October 4, 2004

The proposal requests that the board discontinue the use of stock option grants for all employees and associates of Plexus.

There appears to be some basis for your view that Plexus may exclude the proposal under rule 14a-8(i)(7), as relating to Plexus' ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if Plexus omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Plexus relies.

Sincerely,



Mark F. Vilardo
Special Counsel



411 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-4497
Tel 414.277.5000
Fax 414.271.3552
www.quarles.com

Attorneys at Law in:
Phoenix and Tucson, Arizona
Naples and Boca Raton, Florida
Chicago, Illinois
Milwaukee and Madison, Wisconsin

Writer's Direct Dial: 414.277.5345
Writer's Fax: 414.978.8945
E-Mail: kvh@quarles.com

October 4, 2004

<u>VIA OVERNIGHT MAIL</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Plexus Corp.
Commission File No. 000-14824
Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, Plexus Corp., a Wisconsin corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2005 Annual Meeting of Shareholders (the "Proxy Materials") the proposal (the "Proposal") it received from Robert and Lynne Malinoski (the "Proponent"). The text of the resolution set forth in the Proposal is as follows:

> "Resolve, the shareholders of Plexus Company [*sic*] hereby request that the Board of Directors in developing commensurations [*sic*] discontinue use of stock options for all employees and associates of Plexus. In lieu of stock options cash bonuses will be given based on their performance and as incentives to gain and maintain highly qualified personnel. The Board of Directors will develop such a plan."

The Company does not intend to include the Proposal in its Proxy Materials because, pursuant to clauses (i)(7) and (i)(9) of Rule 14a-8 under the Exchange Act, the Proposal deals with matters relating to the Company's ordinary business operations and conflicts with one of the Company's proposals that it intends to submit to shareholders.

Pursuant to Rule 14a-8(j) under the Exchange Act, we are enclosing six copies of each of the following: (i) this letter and (ii) the Proposal (Exhibit A). By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

I. The Proposal relates to the Company's ordinary business operations and, therefore, may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits exclusion of shareholder proposals dealing with matters relating to the conduct of a company's "ordinary business operations." The Staff has defined this exclusion to include proposals relating to "general compensation issues." See Lucent Technologies Inc. (November 6, 2001) (permitting the exclusion of a proposal seeking to decrease the remuneration of all officers and directors). The Staff has distinguished between shareholder proposals relating to senior executive officer compensation issues, which are not excludable from proxy material under Rule 14a-8(i)(7), and proposals relating to a broader group of officers and employees, which are excludable. See Ascential Software Corporation (April 4, 2003) (allowing the omission of a proposal under Rule 14a-8(i)(7) that addressed compensation policies and practices that extended beyond senior executive compensation); Minnesota Mining and Manufacturing Company (March 4, 1999) (proposal to limit the yearly percentage compensation increase of the "top 40 executives" excludable under Rule 14a-8(i)(7) as relating to ordinary business matters); Xerox Corporation (March 25, 1993) (referring to senior executive officer compensation as an includable matter).

Additionally, in Division of Corporation Finance: Staff Legal Bulletin No. 14A – Shareholder Proposals (July 12, 2002) ("SLB 14A") regarding shareholder proposals relating to shareholder approval of equity compensation plans, the Staff has stated that it will allow companies to rely on Rule 14a-8(i)(7) to exclude a proposal if the proposal, without focusing on any potential dilution, relates to equity compensation plans that may be used to compensate all employees, including senior executive officers and directors. The current Proposal does not focus on dilution, but instead focuses on general compensation and, therefore, falls within the pronouncement of SLB 14A as an excludable proposal pursuant to Rule 14a-8(i)(7).

Consistent with the Staff's precedent, the Proposal may be excluded from the Proxy Materials because it targets broader compensation policies and practices than those relating only to senior executive officers. The Proposal seeks to prohibit future stock option grants to all employees and associates. Because the Proposal clearly seeks to affect the granting of stock options to employees beyond those classified as senior executive officers, it may be excluded pursuant to Rule 14a-8(i)(7), and recent precedent, as related to the Company's ordinary business operations.

Additionally, the Staff has a long-standing policy of not permitting proponents to revise overly-broad shareholder proposals once it becomes apparent that they would be excludable under Rule 14a-8(i)(7) because they address "ordinary business operations." This policy was reaffirmed in Section E.5 of Staff Legal Bulletin No. 14 where the Staff stated that proposals excludable under Rule 14a-8(i)(7) may only be revised "[i]f it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation..." Division of Corporation Finance: Staff Legal Bulletin No. 14 – Shareholder Proposals (July 13, 2001). Here, it is clear that the specific mandates of the Proposal focus on general employee compensation.

II. The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(9) because it directly conflicts with a proposal that the Company intends to submit to shareholders at the same meeting.

The Proposal provides that the "Board of Directors in developing commensurations [*sic*] discontinue use of stock options for all employees and associates of Plexus. In lieu of stock options cash bonuses will be given based on their performance and as incentives to gain and maintain highly qualified personnel." At the 2005 Annual Meeting of Shareholders, the Company intends to submit a proposal to the shareholders to approve a new stock incentive plan (the "Plan"). The Plan, which is expected to be a relatively standard stock incentive plan, will provide for the granting of incentive stock options, non-incentive stock options, stock appreciation rights, and restricted stock awards, among other awards. The Plan, will specifically permit the granting of stock options to officers and directors, as well as to employees in general. Rule 14a-8(i)(9) provides that a company may exclude a shareholder proposal if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting."

The rationale for exclusion under Rule 14a-8(i)(9) is that if a shareholder proposal is counter to a proposal to be submitted to shareholders by management, a favorable vote on both the proponent and management's proposal would result in inconsistent and inconclusive mandates from the security holders. In the event of such a vote, it would not be possible to determine which, if either, proposal could be implemented.

There are numerous precedents under Rule 14a-8(i)(9) and its predecessor for the exclusion of a shareholder proposal seeking to prohibit or restrict the granting of stock options when management proposes to present a stock option plan to shareholders for their approval. See, e.g., Goodrich Corporation (January 27, 2004) (shareholder proposal requesting that the compensation committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options was excludable because it conflicted with company proposal to increase the securities available for issuance under its stock option plan); AOL Time Warner, Inc. (March 3, 2003) (shareholder proposal that the Board of Directors adopt a policy prohibiting future stock option grants to senior executives was excludable because it conflicted with a stock option plan that AOL expected to include in its proxy materials that permitted the granting of stock options to all employees, including senior executives); Croghan Bancshares, Inc. (March 13, 2002) (shareholder proposal requiring that directors be excluded from participation in the company's stock options and incentive plans excludable because it conflicted with a company proposal to adopt a new stock option plan that allowed grants to directors and gave committee broad discretion in selecting participants); First Niagara Financial Group, Inc. (March 7, 2002) (shareholder proposal requesting that officers and directors consider replacing stock option grants with cash bonuses excludable because it conflicted with a company proposal to adopt a new stock option plan that allowed grants to officers and directors); Osteotech, Inc. (April 24, 2001) (shareholder proposal requesting discontinuance of stock option grants to executive officers and directors excludable because it conflicted with company proposal to adopt a new option plan that granted broad discretion to committee to determine the identity of recipients of stock option awards); Phillips-Van Heusen Corporation (April 21, 2000) (shareholder proposal that officers and directors consider the discontinuance of all stock options and other awards for top management excludable because it conflicted with company proposal to adopt certain bonus, incentive and stock option plans); Mattel, Inc. (March 4, 1999) (shareholder proposal that the directors consider the discontinuance of all bonus, stock options and other awards for top management excludable because the proposal conflicted with company proposal to adopt a long-term incentive plan for payment of bonuses to members of management); Eastman Kodak Company (February 1, 1999) (shareholder proposal that officers and directors consider the discontinuance of all stock options and other awards for top management excludable because the proposal conflicted with a company proposal to adopt certain bonus, incentive and stock option plans); Rubbermaid Incorporated (January 16, 1997) (shareholder proposal requiring that all future stock options be granted at market price indexed for inflation excludable because it conflicted with company proposal to adopt amend stock option plan that did not provide, for inflation adjustments).

The Proposal, which requests that cash bonuses replace stock options, directly conflicts with the Plan that management intends to submit for a vote of the shareholders at the 2005 Annual Meeting of Shareholders. An affirmative vote on both the Proposal and the Plan would lead to an inconsistent and ambiguous mandate from the Company's shareholders. Accordingly, we believe that the Proposal may be omitted from the Company's Proxy Statement pursuant to Rule 14a-8(i)(9).

*****

For all the reasons set forth above, we respectfully submit that the exclusion of the entire Proposal from the Proxy Materials is proper under clauses (i)(7) and (i)(9) of Rule 14a-8.

For the foregoing reasons, the Company also respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. We would respectfully request the opportunity to discuss the requests contained in this letter with you further prior to the issuance of a response if the Staff believes that it will not be able to grant the relief requested herein. If you have any questions, require further information or wish to discuss this matter, please call the undersigned at (414) 277-5345 or Ryan P. Morrison of this office at (414) 277-5401.

Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Very truly yours,

QUARLES & BRADY LLP



Kenneth V. Hallett

KVH:gm:smj
Enclosure
cc: Mr. Joseph P. Kaufman
Senior Vice President, Secretary,
and Chief Legal Counsel
Plexus Corp.
55 Jewelers Park Drive
Neenah, WI 54957

(w/encs. – Via Overnight Delivery)
Robert and Lynne Malinoski
741 Fieldcrest Drive
Neenah, WI 54956

Ryan P. Morrison, Esq.

Exhibit A

June 10,2004

Robert S. Malinoski and Lynne Malinoski 741 Fieldcrest Dr. Neenah, WI 54956 who own 500 shares of Plexus stock proposes the following and has furnished the following statement in support of their proposal:

Proposal

Resolve, the shareholders of Plexus Company hereby request that the Board of Directors in developing commensurations discontinue use of stock options for all employees and associates of Plexus. In lieu of stock options cash bonuses will be given based on their performance and as incentives to gain and maintain highly qualified personnel. The Board of Directors will develop such a plan.

As a long-term shareholder we support executive compensation and executive compensation based on value creation goals both short and long term. The compensation should be competive with other industries and have clearly defined performance criteria and challenging performance benchmarks.

Statement of support

1. We do NOT fully understand the benefits and accounting of the use of stock options.
2. "New accounting rules aren't usually something people get too excited about. That is about to change…" From the Appleton Post Crescent April 26, 2004
3. "The committee believes that it is unlikely that compensation of any executive officer, including the CEO, will exceed $1 million in any fiscal year unless it is the consequence of the exercise of stock options". Page 12 of Plexus's 2003 Annual Report.

4. Warren Buffett wrote in a New York Times Op-Ed piece on July 24,2002:

a. There is a crisis of confidence today about corporate earnings reports and credibility of chief executives. And it is justified.

b. For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom-Examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reporting earnings.

c. Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a change against their earnings.

d. When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

e. Without blushing, almost all CEOs have told their shareholders that options are cost –free..

We urge your support for this proposal.

Lynne M. Malnoski

Robert A. Malnoski

ES/09293

October 12,2004

Mr. William Donaldson
Chairman
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Plexus Corporation
Commission File No.000-14824
Omission of Shareholder Proposal Pursuant To Rule 14a-8

Dear Mr. Donaldson:

Thank you in advance for taking the time to read our letter with regards to our Plexus proposal. My wife and I are not attorneys. We have no idea what Rule 14a-8 is. My wife is a retired registered nurse and I am a retired high school math teacher. This is our first proposal that we have written. We invested in Plexus just after its initial public offering. Plexus being a local company became one of the biggest employers in our small town of Neenah, Wisconsin. Plexus was a success story and still is. With the aid of a computer and by attending some of the Annual Meetings we have followed the growth of Plexus.

Mr. Donaldson, why our proposal? It started when we read page 12 of the Plexus's 2003 Annual report. The report states "The committee believes that it is unlikely that compensation of any executive officer, including the CEO, will exceed $1 million in any fiscal year unless it is the consequence of the exercise of stock options". That led to two important questions. First how does Plexus do its accounting practices and second what are these stock options? How do stock options work? Then we read a Warren Buffett article in the New York Times on crises of confidence in corporate earnings and options. It appears that Mr. Buffet is correct when he writes "executives fought ferociously to avoid making a change" with regards to options This sure seems to be correct as evidence by the fact that Plexus hired a national legal firm to fight our proposal and not rely on its own legal department. This is the first proposal that Plexus's has had to deal with according to Plexus's Attorney Mr. Joseph Kaufman, Senior Vice President, Secretary, and Chief Legal Counsel.

The attorneys representing Plexus wish to deny our proposal for two causes. We have discussed our proposal with Plexus Mr. Joseph Kaufman. First looking at the second clause that our proposal "directly conflicts with a proposal that the Company intends to submit to its shareholders at the same time meeting" and therefore should lead to "inconsistent and inconclusive mandates" does not seem American to us. If a shareholder writes a proposal, all a company has to do is write a similar proposal and thereby grounds for dismissal of the shareholder's proposal? If this is true and we were in management every time a stockholder's proposal would come up, management writes a similar proposal resulting in the stockholders proposal being thrown out. We have not seen the Plexus proposal, but Plexus wants an option plan and we don't. Let shareholders decide this important decision. Be sure to define how Plexus will use their options.

With regards to clause one, our proposal dealing with ordinary business operations, we would like a full definition of just what "ordinary business operations" means: We fully agree that the proposal would affect the accounting practices. Rule 14. - 8(i) uses the word "may" and not the word "shall" from what we read in the 5th paragraph of page 2 of the attorneys document (enclosed). We leave all general compensations issues up to the Board of Directors. We do not see how our proposal will effect production, delivery, development, research, etc., etc. of Plexus's fine products. Are not these "ordinary business operations"?

Mr. Donaldson in the November 2004 issue of Smart Money you wrote, "We can't become complacent about the importance of restoring investor confidence". Here in our view is an opportunity to do just that. Let the stockholders vote on the issue of options. Let the stockholders be heard on this important issue. As stockholders it is their duty (in our opinion) to read the Annual Report, attend the Annual Meeting (if possible), speak up, and by all means vote.

Again, Mr. Donaldson thank you for your time. Feel free to contact us at our home address below or by email at rmalino@athenet.net.

Sincerely,



Robert and Lynne Malinoski
741 Fieldcrest Dr.
Neenah, WI 54956

Cc:
Mr. Joseph P. Kaufman
Senior Vice President, Secretary,
And Chief Legal Counsel
Plexus Corporation
55 Jewelers Park
Neenah, WI 54957

Exhibit A

June 10,2004

Robert S. Malinoski and Lynne Malinoski 741 Fieldcrest Dr. Neenah, WI 54956 who own 500 shares of Plexus stock proposes the following and has furnished the following statement in support of their proposal:

Proposal

Resolve, the shareholders of Plexus Company hereby request that the Board of Directors in developing commensurations discontinue use of stock options for all employees and associates of Plexus. In lieu of stock options cash bonuses will be given based on their performance and as incentives to gain and maintain highly qualified personnel. The Board of Directors will develop such a plan.

As a long-term shareholder we support executive compensation and executive compensation based on value creation goals both short and-long term. The compensation should be competive with other industries and have clearly defined performance criteria and challenging performance benchmarks.

Statement of support

1. We do NOT fully understand the benefits and accounting of the use of stock options.

2. "New accounting rules aren't usually something people get too excited about. That is about to change..." From the Appleton Post Crescent April 26, 2004

3. "The committee believes that it is unlikely that compensation of any executive officer, including the CEO, will exceed $1 million in any fiscal year unless it is the consequence of the exercise of stock options". Page 12 of Plexus's 2003 Annual Report.

4. Warren Buffett wrote in a New York Times Op-Ed piece on July 24,2002:

a. There is a crisis of confidence today about corporate earnings reports and credibility of chief executives. And it is justified.

b. For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom-Examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reporting earnings.

c. Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a change against their earnings.

d. When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

e. Without blushing, almost all CEOs have told their shareholders that options are cost –free..

We urge your support for this proposal.

Lynne M. Malinoski

Robert A. Malinoski

EXHIBIT 2



411 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-4497
Tel 414.277.5000
Fax 414.271.3552
www.quarles.com

Attorneys at Law in:
Phoenix and Tucson, Arizona
Naples and Boca Raton, Florida
Chicago, Illinois
Milwaukee and Madison, Wisconsin

Writer's Direct Dial: 414.277.5345
Writer's Fax: 414.978.8945
E-Mail: kvh@quarles.com

October 4, 2004

VIA OVERNIGHT MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: **Plexus Corp.**
Commission File No. 000-14824
Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, Plexus Corp., a Wisconsin corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2005 Annual Meeting of Shareholders (the "Proxy Materials") the proposal (the "Proposal") it received from Robert and Lynne Malinoski (the "Proponent"). The text of the resolution set forth in the Proposal is as follows:

> "Resolve, the shareholders of Plexus Company [*sic*] hereby request that the Board of Directors in developing commensurations [*sic*] discontinue use of stock options for all employees and associates of Plexus. In lieu of stock options cash bonuses will be given based on their performance and as incentives to gain and maintain highly qualified personnel. The Board of Directors will develop such a plan."

The Company does not intend to include the Proposal in its Proxy Materials because, pursuant to clauses (i)(7) and (i)(9) of Rule 14a-8 under the Exchange Act, the Proposal deals with matters relating to the Company's ordinary business operations and conflicts with one of the Company's proposals that it intends to submit to shareholders.

Pursuant to Rule 14a-8(j) under the Exchange Act, we are enclosing six copies of each of the following: (i) this letter and (ii) the Proposal (Exhibit A). By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

I. The Proposal relates to the Company's ordinary business operations and, therefore, may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits exclusion of shareholder proposals dealing with matters relating to the conduct of a company's "ordinary business operations." The Staff has defined this exclusion to include proposals relating to "general compensation issues." See Lucent Technologies Inc. (November 6, 2001) (permitting the exclusion of a proposal seeking to decrease the remuneration of all officers and directors). The Staff has distinguished between shareholder proposals relating to senior executive officer compensation issues, which are not excludable from proxy material under Rule 14a-8(i)(7), and proposals relating to a broader group of officers and employees, which are excludable. See Ascential Software Corporation (April 4, 2003) (allowing the omission of a proposal under Rule 14a-8(i)(7) that addressed compensation policies and practices that extended beyond senior executive compensation); Minnesota Mining and Manufacturing Company (March 4, 1999) (proposal to limit the yearly percentage compensation increase of the "top 40 executives" excludable under Rule 14a-8(i)(7) as relating to ordinary business matters); Xerox Corporation (March 25, 1993) (referring to senior executive officer compensation as an includable matter).

Additionally, in Division of Corporation Finance: Staff Legal Bulletin No. 14A – Shareholder Proposals (July 12, 2002) ("SLB 14A") regarding shareholder proposals relating to shareholder approval of equity compensation plans, the Staff has stated that it will allow companies to rely on Rule 14a-8(i)(7) to exclude a proposal if the proposal, without focusing on any potential dilution, relates to equity compensation plans that may be used to compensate all employees, including senior executive officers and directors. The current Proposal does not focus on dilution, but instead focuses on general compensation and, therefore, falls within the pronouncement of SLB 14A as an excludable proposal pursuant to Rule 14a-8(i)(7).

Consistent with the Staff's precedent, the Proposal may be excluded from the Proxy Materials because it targets broader compensation policies and practices than those relating only to senior executive officers. The Proposal seeks to prohibit future stock option grants to all employees and associates. Because the Proposal clearly seeks to affect the granting of stock options to employees beyond those classified as senior executive officers, it may be excluded pursuant to Rule 14a-8(i)(7), and recent precedent, as related to the Company's ordinary business operations.

Additionally, the Staff has a long-standing policy of not permitting proponents to revise overly-broad shareholder proposals once it becomes apparent that they would be excludable under Rule 14a-8(i)(7) because they address "ordinary business operations." This policy was reaffirmed in Section E.5 of Staff Legal Bulletin No. 14 where the Staff stated that proposals excludable under Rule 14a-8(i)(7) may only be revised "[i]f it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation..." Division of Corporation Finance: Staff Legal Bulletin No. 14 – Shareholder Proposals (July 13, 2001). Here, it is clear that the specific mandates of the Proposal focus on general employee compensation.

II. The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(9) because it directly conflicts with a proposal that the Company intends to submit to shareholders at the same meeting.

The Proposal provides that the "Board of Directors in developing commensurations [*sic*] discontinue use of stock options for all employees and associates of Plexus. In lieu of stock options cash bonuses will be given based on their performance and as incentives to gain and maintain highly qualified personnel." At the 2005 Annual Meeting of Shareholders, the Company intends to submit a proposal to the shareholders to approve a new stock incentive plan (the "Plan"). The Plan, which is expected to be a relatively standard stock incentive plan, will provide for the granting of incentive stock options, non-incentive stock options, stock appreciation rights, and restricted stock awards, among other awards. The Plan, will specifically permit the granting of stock options to officers and directors, as well as to employees in general. Rule 14a-8(i)(9) provides that a company may exclude a shareholder proposal if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting."

The rationale for exclusion under Rule 14a-8(i)(9) is that if a shareholder proposal is counter to a proposal to be submitted to shareholders by management, a favorable vote on both the proponent and management's proposal would result in inconsistent and inconclusive mandates from the security holders. In the event of such a vote, it would not be possible to determine which, if either, proposal could be implemented.

There are numerous precedents under Rule 14a-8(i)(9) and its predecessor for the exclusion of a shareholder proposal seeking to prohibit or restrict the granting of stock options when management proposes to present a stock option plan to shareholders for their approval. See, e.g., Goodrich Corporation (January 27, 2004) (shareholder proposal requesting that the compensation committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options was excludable because it conflicted with company proposal to increase the securities available for issuance under its stock option plan); AOL Time Warner, Inc. (March 3, 2003) (shareholder proposal that the Board of Directors adopt a policy prohibiting future stock option grants to senior executives was excludable because it conflicted with a stock option plan that AOL expected to include in its proxy materials that permitted the granting of stock options to all employees, including senior executives); Croghan Bancshares, Inc. (March 13, 2002) (shareholder proposal requiring that directors be excluded from participation in the company's stock options and incentive plans excludable because it conflicted with a company proposal to adopt a new stock option plan that allowed grants to directors and gave committee broad discretion in selecting participants); First Niagara Financial Group, Inc. (March 7, 2002) (shareholder proposal requesting that officers and directors consider replacing stock option grants with cash bonuses excludable because it conflicted with a company proposal to adopt a new stock option plan that allowed grants to officers and directors); Osteotech, Inc. (April 24, 2001) (shareholder proposal requesting discontinuance of stock option grants to executive officers and directors excludable because it conflicted with company proposal to adopt a new option plan that granted broad discretion to committee to determine the identity of recipients of stock option awards); Phillips-Van Heusen Corporation (April 21, 2000) (shareholder proposal that officers and directors consider the discontinuance of all stock options and other awards for top management excludable because it conflicted with company proposal to adopt certain bonus, incentive and stock option plans); Mattel, Inc. (March 4, 1999) (shareholder proposal that the directors consider the discontinuance of all bonus, stock options and other awards for top management excludable because the proposal conflicted with company proposal to adopt a long-term incentive plan for payment of bonuses to members of management); Eastman Kodak Company (February 1, 1999) (shareholder proposal that officers and directors consider the discontinuance of all stock options and other awards for top management excludable because the proposal conflicted with a company proposal to adopt certain bonus, incentive and stock option plans); Rubbermaid Incorporated (January 16, 1997) (shareholder proposal requiring that all future stock options be granted at market price indexed for inflation excludable because it conflicted with company proposal to adopt amend stock option plan that did not provide, for inflation adjustments).

The Proposal, which requests that cash bonuses replace stock options, directly conflicts with the Plan that management intends to submit for a vote of the shareholders at the 2005 Annual Meeting of Shareholders. An affirmative vote on both the Proposal and the Plan would lead to an inconsistent and ambiguous mandate from the Company's shareholders. Accordingly, we believe that the Proposal may be omitted from the Company's Proxy Statement pursuant to Rule 14a-8(i)(9).

* * * * *

For all the reasons set forth above, we respectfully submit that the exclusion of the entire Proposal from the Proxy Materials is proper under clauses (i)(7) and (i)(9) of Rule 14a-8.

For the foregoing reasons, the Company also respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. We would respectfully request the opportunity to discuss the requests contained in this letter with you further prior to the issuance of a response if the Staff believes that it will not be able to grant the relief requested herein. If you have any questions, require further information or wish to discuss this matter, please call the undersigned at (414) 277-5345 or Ryan P. Morrison of this office at (414) 277-5401.

Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Very truly yours,

QUARLES & BRADY LLP



Kenneth V. Hallett

KVH:gm:smj
Enclosure
cc: Mr. Joseph P. Kaufman
Senior Vice President, Secretary,
and Chief Legal Counsel
Plexus Corp.
55 Jewelers Park Drive
Neenah, WI 54957

(w/encs. – Via Overnight Delivery)
Robert and Lynne Malinoski
741 Fieldcrest Drive
Neenah, WI 54956

Ryan P. Morrison, Esq.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

September 4, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Plexus Corp.
Incoming letter dated August 13, 2007

The proposal requests that the board discontinue the use of stock options for all employees and associates of Plexus.

There appears to be some basis for your view that Plexus may exclude the proposal under rule 14a-8(i)(7), as relating to Plexus' ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if Plexus omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Plexus relies.

Sincerely,



Ted Yu
Special Counsel

END